Exhibit 17.2

FRANCISCO RIVAS-VASQUEZ

February 17, 2026

John Ruiz, Frank Quesada and the Audit Committee

MSP Recovery, Inc.

3150 SW 38th Ave, Suite 1100

Miami, FL 33146

Dear Mr. Ruiz and Mr. Quesada:

I am writing to formally announce my resignation from my position as Chief Financial Officer (CFO) at MSP Recovery, Inc., effective immediately.

I want to express my sincere gratitude for the opportunity to work at MSP Recovery over the past two years. It has been a privilege to work alongside such a talented and dedicated team.

Regards,

Francisco Rivas-Vasquez